Greenfire Resources Ltd.

1900 – 205 5th Avenue SW

Calgary, Alberta T2P 2V7

January 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re: Greenfire Resources Ltd.

Request for Withdrawal of Registration Statement on Form 8-A (File No. 001-41810)

Ladies and Gentlemen:

Greenfire Resources Ltd. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form 8-A, as amended (File No. 001-41810) together with the exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 12, 2024 and was subsequently amended on December 10, 2024.

The Company is seeking withdrawal of the Registration Statement because its amended and restated shareholder rights plan, adopted on November 6, 2024 and amended and restated on December 7, 2024, has been terminated by the Company.

Should you have any questions regarding this request, please do not hesitate to contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3434.

Sincerely,

Greenfire Resources Ltd.

By:	/s/ Tony Kraljic
Name	Tony Kraljic
Title:	Chief Financial Officer

cc:	Christopher J. Cummings
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP